Exhibit 99.1

Fly Leasing Reports First Quarter 2018 Financial Results

Dublin, Ireland, May 3, 2018 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the first quarter of 2018.

Highlights

•	Grew operating lease rental revenue by more than 12%
•	Net income of $9.6 million, $0.34 per share
•	Adjusted Net Income of $12.4 million, $0.44 per share
•	Acquired one new aircraft on a long-term lease
•	Signed agreements to acquire 55 aircraft

“FLY is reporting a solid first quarter based on a substantial increase in operating lease rental revenue,” said Colm Barrington, FLY’s Chief Executive Officer. “Our quarterly net income of $9.6 million – despite minimal end of lease income and no benefit from aircraft sales – represents the strong growth in our core leasing business. Our earnings of $0.34 per share are more than double the result from the same quarter last year.”

“The acquisition that we announced on February 28th is proceeding as planned, with AirAsia’s extraordinary general meeting scheduled for later this month,” added Barrington. “We expect that the initial stage of the transaction will be completed in the second and third quarters of this year. As we acquire these aircraft and deploy our capital over the course of the year, we expect to see FLY generate strong shareholder returns.”

Financial Results

FLY is reporting net income of $9.6 million, or $0.34 per share, for the first quarter of 2018. This compares to net income of $5.1 million, or $0.16 per share, for the same period in 2017.

Adjusted Net Income

Adjusted Net Income was $12.4 million for the first quarter of 2018, compared to $5.9 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.44 in the first quarter of 2018, compared to $0.18 for the first quarter of 2017.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

AirAsia Update

On February 28, 2018, FLY signed definitive agreements with AirAsia Berhad ("AAB") and its subsidiary, Asia Aviation Capital Limited, under which FLY will acquire 54 Airbus narrowbody aircraft and seven CFM engines on lease to AAB and its affiliates, and one Airbus narrowbody aircraft on lease to a third-party airline. In addition, FLY will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer as early as 2019. These transactions, taken together, are referred to as the “AirAsia Transactions.”

Initially, FLY will acquire 34 Airbus A320-200 aircraft and seven engines. FLY expects to acquire these aircraft and engines in the second and third quarters of 2018, following the approval of the AirAsia Transactions by AAB’s shareholders at their extraordinary general meeting scheduled for May 14, 2018.

Financial Position

At March 31, 2018, FLY’s total assets were $3.6 billion, including investment in flight equipment totaling $3.1 billion. Total cash at March 31, 2018 was $455.9 million, of which $384.3 million was unrestricted. The book value per share at March 31, 2018 was $19.85.

Aircraft Portfolio

At March 31, 2018, FLY had 86 aircraft in its portfolio, with leases to 45 airlines in 28 countries. The table below does not include the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Mar. 31, 2018	Dec. 31, 2017
Airbus A319	9	9
Airbus A320	13	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	46	46
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	5	5
Total	86	85

At March 31, 2018, the average age of the portfolio, weighted by net book value of each aircraft, was 6.5 years. The average remaining lease term was 6.2 years, also weighted by net book value. At March 31, 2018, FLY's 85 aircraft on lease were generating annualized rental revenue of approximately $368 million. One aircraft was off-lease at quarter end, which was subsequently delivered to a new lessee in April 2018. FLY’s lease utilization factor was 99% for the first quarter of 2018.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 4:30 p.m. U.S. Eastern Time on Thursday, May 3, 2018. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 5469264. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Beginning in the first quarter of 2018, we modified our reporting of Adjusted Net Income and Adjusted Return on Equity. As a result, we have modified our historical presentation of these measures. Prior period information has been revised to conform to the current period presentation.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the AirAsia Transactions; whether and when the AirAsia Transactions will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the AirAsia Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of the AirAsia Transactions; risks relating to satisfaction of conditions to the financing of the AirAsia Transactions; risks relating to FLY’s ability to obtain additional required financing for the AirAsia Transactions on favorable terms, or at all; the risk that expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:
Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Mar. 31,
	2018 (Unaudited)	2017 (Unaudited)
Revenues
Operating lease rental revenue	$89,113	$79,321
End of lease income	385	1,239
Amortization of lease incentives	(2,283)	(1,775)
Amortization of lease premiums, discounts and other	(139)	(82)
Operating lease revenue	87,076	78,703
Finance lease revenue	174	188
Equity earnings from unconsolidated subsidiary	112	125
Interest and other income	1,393	250
Total revenues	88,755	79,266
Expenses
Depreciation	33,733	32,051
Interest expense	32,923	31,833
Selling, general and administrative	8,610	8,292
Loss (gain) on derivatives	789	(51)
Loss on modification and extinguishment of debt	—	544
Maintenance and other costs	778	472
Total expenses	76,833	73,141
Net income before provision for income taxes	11,922	6,125
Provision for income taxes	2,292	1,073
Net income	$9,630	$5,052
Weighted average number of shares
- Basic	27,983,352	32,244,481
- Diluted	28,006,572	32,301,322
Earnings per share
- Basic	$0.34	$0.16
- Diluted	$0.34	$0.16

Fly Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Mar. 31, 2018 (Unaudited)	Dec. 31, 2017 (Audited)
Assets
Cash and cash equivalents	$384,345	$329,105
Restricted cash and cash equivalents	71,582	127,710
Rent receivables	1,653	2,059
Investment in unconsolidated subsidiary	8,308	8,196
Investment in finance lease, net	13,671	13,946
Flight equipment held for operating lease, net	2,979,030	2,961,744
Maintenance right asset, net	120,077	131,299
Deferred tax asset, net	9,949	9,943
Fair value of derivative assets	5,472	2,643
Other assets, net	39,433	8,970
Total assets	$3,633,520	$3,595,615
Liabilities
Accounts payable and accrued liabilities	$29,335	$18,305
Rentals received in advance	15,704	14,968
Payable to related parties	2,384	2,084
Security deposits	48,695	49,689
Maintenance payment liability	261,383	244,151
Unsecured borrowings, net	616,358	615,922
Secured borrowings, net	2,019,111	2,029,675
Deferred tax liability, net	32,736	30,112
Fair value of derivative liabilities	9,075	7,344
Other liabilities	43,226	39,656
Total liabilities	3,078,007	3,051,906
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 27,983,352 shares issued and outstanding at March 31, 2018 and December 31, 2017	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	479,637	479,637
Retained earnings	78,255	68,624
Accumulated other comprehensive loss, net	(2,407)	(4,580)
Total shareholders’ equity	555,513	543,709
Total liabilities and shareholders’ equity	$3,633,520	$3,595,615

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Three months ended Mar. 31,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Operating Activities
Net income	$9,630	$5,052
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(112)	(125)
Finance lease revenue	(174)	(188)
Depreciation	33,733	32,051
Amortization of debt discounts and issuance costs	1,999	2,119
Amortization of lease incentives	2,283	1,775
Amortization of lease discounts, premiums and other items	139	83
Amortization of GAAM acquisition fair value adjustments	280	475
Loss on modification and extinguishment of debt	—	532
Unrealized foreign exchange loss	408	219
Provision (benefit) for deferred income taxes	2,353	1,058
Loss (gain) on derivatives	1,251	(181)
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(1,244)	332
Other assets	(526)	1,004
Payable to related parties	(330)	(2,890)
Accounts payable, accrued and other liabilities	13,372	12,205
Net cash flows provided by operating activities	66,075	53,521
Cash Flows from Investing Activities
Rent received from finance lease	450	510
Purchase of flight equipment	(42,000)	—
Deposit on AirAsia aircraft purchases	(30,000)	—
Payments for aircraft improvement	—	(5,157)
Payments for lessor maintenance obligations	—	(6,456)
Net cash flows used in investing activities	(71,550)	(11,103)

	Three months ended Mar. 31,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	775	525
Security deposits returned	(2,310)	—
Maintenance payment liability receipts	19,358	16,341
Maintenance payment liability disbursements	(258)	(3,531)
Net swap termination payments	—	—
Debt modification and extinguishment costs	—	(12)
Debt issuance costs	(243)	—
Proceeds from secured borrowings	33,014	—
Repayment of secured borrowings	(45,834)	(60,496)
Shares repurchased	—	(1,291)
Net cash flows provided by (used in) financing activities	4,502	(48,464)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	85	36
Net decrease in unrestricted and restricted cash and cash equivalents	(888)	(6,010)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$455,927	$606,077

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$384,345	$536,877
Restricted cash and cash equivalents	71,582	69,200
Unrestricted and restricted cash and cash equivalents	$455,927	$606,077

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Mar. 31,
	2018 (Unaudited)	2017(1) (Unaudited)
Net income	$9,630	$5,052
Adjustments:
Unrealized foreign exchange loss	408	219
Deferred income taxes	2,353	1,058
Fair value changes on undesignated derivatives	(2)	(467)
Adjusted Net Income	$12,389	$5,862
Average Shareholders’ Equity	$549,611	$596,072
Adjusted Return on Equity	9.0%	3.9%

Weighted average diluted shares outstanding	28,006,572	32,301,322
Adjusted Net Income per diluted share	$0.44	$0.18

(1)	Revised to conform to current period presentation.

FLY defines Adjusted Net Income as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.